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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          Allergy Research Group, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                     01849R
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                                 (CUSIP Number)

        Susan Levine, 15 Bridge Road, Kentfield, CA 94904 (415) 925-1751
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           Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 8, 2008
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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CUSIP No. 01849R                                                     Page 1 of 4


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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Susan Levine, for herself and as Trustee of The Levine Family Trust (UTD March 21, 1990, as amended), a revocable trust, and Trustee of the Stephen and Susan Levine TR, the Levine Children's TR (UTD March 27,1998), a irrevocable trust

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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization
     USA
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               7.   Sole Voting Power
  NUMBER OF         None
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           9,863,250
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           None
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    9,863,250
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     9,863,250
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     67.3%
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14.  Type of Reporting Person (See Instructions)
     IN
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ITEM 1. SECURITY AND ISSUER

      This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock") of Allergy Research Group, Inc. ("ARG"). The principal executive office of ARG is located at 2300 North Loop Road, Alameda, California 94502.

ITEM 2. IDENTITY AND BACKGROUND

      (a) Susan Levine, for herself and as Trustee of The Levine Family Trust (UTD March 21, 1990, as amended), a revocable trust, and Trustee of the Stephen and Susan Levine TR, the Levine Children's TR (UTD March 27,1998), a irrevocable trust;

      (b) 15 Bridge Road, Kentfield, CA 94904;

      (c) Vice-President, Secretary and Director of Allergy Research Group, Inc. located at 2300 North Loop Road, Alameda, California, 94502;

      (d) and (e) During the last five years, Susan Levine has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws; and

      (f) U.S. Citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Tender and Support Agreement (as defined below) was entered into by Susan Levine to facilitate the transactions contemplated by the Merger Agreement described in Item 4. Susan Levine did not receive additional consideration in connection with the execution and delivery of the Tender and Support Agreement.

ITEM 4. PURPOSE OF TRANSACTION

      MERGER AGREEMENT

      On August 8, 2008, ARG, KI NutriCare, Inc., a New York corporation ("KI NutriCare") and Longhorn Acquisition Corp., a Florida corporation ("Longhorn") entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT"). Pursuant to the Merger Agreement, (i) Longhorn will commence a tender offer (the "OFFER") to purchase all of the outstanding shares of Common Stock at a price of $1.33 per share, net to the seller in cash without interest (the "OFFER PRICE"), and
(ii) following the consummation of the Offer, Longhorn will be merged with and into ARG (the "MERGER"), with ARG as the surviving corporation, all upon the terms and subject to the conditions set forth in the Merger Agreement. In the Merger, each remaining share of Common Stock will be converted into the right to receive an amount in cash equal to the Offer Price.

      Following the effective time of the Merger, it is contemplated that the shares of Common Stock will cease to be listed on the OTC Bulletin Board and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      The description of the Merger Agreement in this Statement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

      TENDER AND SUPPORT AGREEMENT

      On August 8, 2008, as an essential condition and inducement to the willingness of KI NutriCare and Longhorn to enter into the Merger Agreement, Susan Levine, along with her spouse Dr. Stephen Levine, ARG's Chief Executive Officer, Chief Financial Officer and Chairman of ARG's Board (collectively, the "SUPPORTING STOCKHOLDERS"), entered into a Tender and Support Agreement, dated as of August 8, 2008, with KI NutriCare (the "TENDER AND SUPPORT AGREEMENT"). Pursuant to the Tender and Support Agreement, each Supporting Stockholder has agreed, among other things, to tender all shares of Common Stock beneficially owned by such Stockholder, together with any other shares of capital stock of ARG acquired by such Stockholder during the term of the Tender and Support Agreement, whether beneficially or of record (collectively, the "SUBJECT SHARES"), in the Offer. There are 9,863,250 Subject Shares which are subject to the Tender and Support Agreement, constituting approximately 67% of the outstanding shares of the Common Stock.


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      The following summary of certain provisions of the Tender and Support
Agreement is qualified in its entirety by reference to the Tender and Support Agreement itself, which is filed as Exhibit 4.2 hereto and is incorporated herein by reference.

      Under the Tender and Support Agreement each of the Supporting Stockholders has agreed to tender all Subject Shares such Supporting Stockholder holds or acquires after the commencement of the Offer promptly following the commencement of the Offer, and in any event no later than the tenth business day prior to the initial expiration date of the Offer. Each of the Supporting Stockholders has also agreed not to withdraw such Supporting Stockholder's Subject Shares once tendered from the Offer at any time.

      Each Supporting Stockholder has agreed to vote all such Supporting Stockholder's Subject Shares in connection with any meeting of ARG's stockholders in favor of the Merger and/or against any alternative Takeover Proposal (as defined in the Merger Agreement) or any other action that is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or any other transaction contemplated by the Merger Agreement, and has agreed to appear at any such meeting of ARG's stockholders or otherwise cause the Subject Shares owned by such Supporting Stockholder to be counted as present at any such meeting for purposes of establishing a quorum. Each Supporting Stockholder has also agreed not to execute any appraisal rights in respect of such Supporting Stockholder's Subject Shares.

      During the term of the Tender and Support Agreement, except as otherwise provided therein, none of the Supporting Stockholders will do the following:

      o other than for estate planning or charitable purposes, assign or otherwise dispose of (whether by gift, merger, consolidation, reorganization or otherwise) any or all of such Supporting Stockholder's Subject Shares;

      o enter into any contract, option or other agreement providing for the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Supporting Stockholder's Subject Shares with respect to any such transfer;

      o grant any proxy or power-of-attorney with respect to any of such Supporting Stockholder's Subject Shares; or

      o deposit any of such Supporting Stockholder's Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Subject Shares.

      The Tender and Support Agreement does not limit the rights or duties of any Supporting Stockholder from acting in his or her capacity as an officer or director of ARG, fulfilling the obligations of such office or performing any obligations required by such Supporting Stockholder's fiduciary duties.

      In addition, the Tender and Support Agreement provides that the Supporting Stockholders will pay to KI NutriCare 35% of such Supporting Stockholder's profit above $1.33 per Subject Share generally in the event of the consummation of an alternative transaction within twelve months of such termination of the Merger. KI NutriCare shall also be entitled to 35% of such Supporting Stockholders' profit above $1.33 per Subject Share in the event the Offer Price is increased by KI NutriCare and the Purchaser as a result of, in connection with or related to the breach by ARG of its non-solicitation obligations under the Merger Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Susan Levine, together with her spouse, Dr. Stephen A. Levine, owns 2,750,000 shares of Common Stock directly, 6,193,891 shares of Common Stock as Co-Trustees of The Levine Family Trust (UTD March 21, 1990, as amended), and 919,359 shares of Common Stock as Co-Trustee of the Stephen and Susan Levine TR, the Levine Children's TR (UTD March 27,1998) which, collectively, represent approximately 67.3% of ARG's total outstanding shares of Common Stock as of August 8, 2008. Susan Levine does not own any rights to acquire any additional shares of Common Stock in ARG.

      The calculation of the foregoing numbers of shares of Common Stock and percentages is based on (i) the number of issued and outstanding shares of Common Stock at the close of business on August 8, 2008, as stated by ARG in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by ARG with the Securities and Exchange Commission (the "SEC") on the date hereof, and (ii) the number of shares of Common Stock beneficially owned by the Supporting Stockholders as of August 8, 2008, as represented and warranted by the Supporting Stockholders in the Tender and Support Agreement.


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      (b) Susan Levine and her spouse, Dr. Stephen A. Levine, have shared power to vote and dispose (or direct the voting and disposition) of 2,750,000 shares of Common Stock held directly by them as community property, 6,193,891 shares of Common Stock held by them as Trustees of The Levine Family Trust (UTD March 21, 1990, as amended), and 919,359 shares of Common Stock held by them as Trustees of the Stephen and Susan Levine TR, the Levine Children's TR (UTD March 27,1998).

      Dr. Stephen A. Levine is a U.S. citizen also residing at 15 Bridge Road, Kentfield, CA 94904 and is the Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors of ARG. During the last five years, Dr. Levine has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

      (c) Other than entering into the Tender and Support Agreement, neither Susan Levine nor Dr. Levine has effected any transactions in the Common Stock during the past sixty days or since the most recent filing of a Schedule 13D by either of them or on behalf .

      (d) Except as set forth in this Item 5, to the knowledge of Susan Levine, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by her.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      See Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 4.1 Agreement and Plan of Merger, dated as of August 8, 2008, by and among Allergy Research Group, Inc., a Florida corporation, Longhorn Acquisition Corp., a Florida corporation and wholly owned subsidiary of KI NutriCare, Inc. and KI NutriCare, Inc., a New York corporation and wholly-owned subsidiary of Kikkoman Corporation, a corporation organized under the laws of Japan (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on August 8, 2008).

        Exhibit 4.2 Tender and Support Agreement, dated August 8, 2008 among KI NutriCare, Inc., Dr. Stephen A. Levine and Susan Levine (incorporated by reference to Exhibit
                          4.2 to Amendment No. 1 to Schedule 13D filed by Stephen A. Levine on August 11, 2008).


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2008
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Date

/s/ Susan Levine
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Susan Levine